UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-36810

EURONAV NV

De Gerlachekaai 20

2000 Antwerpen

Belgium

011-32-3-247-4411

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated August 4, 2022, announcing the Company’s financial results for the first semester and second quarter ended June 30, 2022.

The information contained in this Report on Form 6-K, excluding the commentary of Mr. Hugo De Stoop, CEO of the Company, and the section entitled “Conference Call”, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release of Euronav NV, dated August 4, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV

By:	/s/ Lieve Logghe
Name:	Lieve Logghe
Title:	Chief Financial Officer

Date: August 4, 2022